

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2020

Jimmy Wayne Anderson
Principal Executive Officer
Global Technologies, Ltd.
510 1st Ave. N., Suite 901
St. Petersburg, FL 33701

   Re: Global Technologies, Ltd.
     Amendment No. 1 to Registration Statement on Form 10-12G
     Filed on July 24, 2020
     File No. 000-25668

Dear Mr. Anderson:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2020 letter.

Amendment No. 1 to Form 10 filed July 24, 2020

Risk Factors, page 8

1. Please tell us with specificity where you revised the disclosure in response to prior comment 9 about potential failure to meet FDA's requirements for your product and company and to include a discussion of any potential consequences including any of the following: regulatory action, civil money penalties, administrative remedies, or criminal remedies.

2. Please tell us with specificity where you revised the disclosure in response to prior comment 10 to disclose in an appropriate section the potential scope of FDA's statutory and regulatory requirements for approval of your product.

Controls and Procedures, page 27

3.   We note in both your Evaluation of Disclosures Controls and Procedures (DCP) and Management's Annual Report on Internal Control Over Financial Reporting (ICFR) you state DCP and ICFR were not sufficient as of March 31, 2020, June 30, 2019 and June 30, 2018. Please be advised that Item 307 of Regulation S-K requires management conclude on the effectiveness of the DCP, and similarly, Item 308 of Regulation S-K requires a statements as to whether or not ICFR is effective. In this regard, please revise your conclusions for both DCP and ICFR to state that they were not effective as of March 31, 2020, June 30, 2019 and June 30, 2018 rather than not sufficient.

Executive Compensation, page 32

4.   Please update your compensation disclosure for your most recently completed fiscal year. For example, we note your disclosure on page 33 about compensation information "through the year ended March 31, 2020;" however, you refer on page 34 to your fiscal year ended June 30, 2020.

Transactions with Related Parties, page 33

5.   Please revise the disclosure on page 33 to disclose the consideration that the company received in exchange for the issuance of shares of Series K Super Voting Preferred Stock.

Consolidated Statements of Operations for the interim period ended March 31, 2020
Revenue, page F-4

6.   We note from your disclosures on F-7 the Company sold certain assets to Edison Nation, Inc. and its wholly owned subsidiary, Scalematix, LLC (the Buyers) on March 11, 2020. In exchange for the assets, you disclose the buyer paid consideration comprised of cash and restricted common stock valued at $548,350 plus the right to contingent consideration. It appears that the amount has been recorded as revenue within your statement of operations for the interim period ended March 31, 2020. If so, please explain to us why you believe it is appropriate to classify the amounts recognized from the sale of assets as as revenue rather than gain or loss from sale of assets within your statements of operations. As part of your response, please provide us with the authoritative guidance you relied upon in determining your accounting treatment. Also, tell us and revise MD&A to disclose the nature of the costs that comprise costs of goods sold.

Notes to the Consolidated Financial Statements
Note C - Acquisition of TCBM Holdings , OOC, page F-10

7.   We note goodwill in the amount of $1,346,646 on the face of your balance sheet as of March 31, 2020, representing 85% of total assets, however, we note no disclosures surrounding the recognition of goodwill in Note C. In this regard, please revise your footnote to comply with the disclosure requirements of ASC 805-30-50, including the qualitative factors that make-up goodwill recognized.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson, Staff Accountant, at 202-551-3346 or Jean Yu, Senior Accountant, at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing